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September 30, 2021

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:         Kayne Anderson NextGen Energy & Infrastructure, Inc. - File No. 811-22467

Ladies and Gentlemen:

On behalf of the Kayne Anderson NextGen Energy & Infrastructure, Inc. (the “Registrant”), we hereby respond to the oral comments provided on September 1, 2021 by Mr. Chad Eskildsen of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Registrant’s annual report to stockholders for the fiscal year ended November 30, 2020 (the “Annual Report”).

The Registrant’s responses to those comments are provided below. We have restated the substance of those comments to the best of our understanding. Capitalized terms have the same meanings as in the Annual Report, unless otherwise indicated.

1.

Comment: Please include all disclosures required by Rule 8b-16 under the Investment Company Act of 1940, as amended, in one location in the Annual Report rather than fragmented and scattered in various places.

Response: Comment accepted. We note that the following topics are required for annual reports by closed-end management companies under Rule 8b-16(b) and we have included parenthetical information about their current location in the Annual Report: (1) dividend investment plan (included on pages 52-54), (2) investment objectives and policies, as well as material changes not approved by stockholders (included on pages 5, 8, and 25), (3) changes to the charter or by-laws that were not approved by stockholders that delay or prevent a change of control (included on page 8), (4) principal risk factors and any material changes (included on pages 27, 34-35), and (5) any changes to persons who are primarily responsible for the day-to-day management of the Registrant’s portfolio and required information about any new person (not applicable). The Registrant confirms that all topics required by Rule 8b-16 will be included in future annual reports to stockholders. The Registrant will also include the legend specified by Rule 8b-16(e) if any such changes are described. Although the Registrant does not believe it is appropriate to include full disclosure to address all of those topics in one location because of the disruptive effect to the traditional flow of the report expected by investors, the Registrant will add a section to the Annual Report (which will be noted on the table of contents) to either address the required topics or to include cross-reference to other portions of the report that addresses the other topics.

Securities and Exchange Commission

September 30, 2021

2.	Comment: Please include required disclosure about any securities lending required by the updated version of Form N-CSR, which is missing from the Annual Report.

Response: Comment accepted. The Registrant notes that it did not engage in securities lending during the period covered by the Annual Report. The Registrant will update its next annual report to include updated form disclosure, including a statement whether it engaged in securities lending.

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Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth
David A. Hearth for PAUL HASTINGS LLP cc: KA Fund Advisors, LLC